Exhibit 99.23

ORAGENICS, INC.

PROPRIETARY INFORMATION AGREEMENT

In light of my obligations as a director of Oragenics, Inc., a Florida corporation (the "Company"), I hereby represent to, and agree with the Company as follows:

1. Purpose of Agreement. I understand that the Company is engaged in a continuous program of research, development, production and marketing in connection with its business and that it is critical for the Company to preserve and protect its Proprietary Information (as defined below).

2. Proprietary Information; Confidentiality. I understand that my service as a director of the Company creates a relationship of confidence and trust with respect to any information of a confidential or secret nature that may be disclosed to me by the Company that relates to the business of the Company or to the business of any parent, subsidiary, affiliate, customer or supplier of the Company or any other party with whom the Company agrees to hold information of such party in confidence ("Proprietary Information"). Such Proprietary Information includes but is not limited to inventions, marketing plans, product plans, business strategies, financial information, forecasts, personnel information and customer lists. Without the express prior written consent of the Company, at all times during and after my service as a director of the Company I will keep and hold in strict confidence and trust all of such Proprietary Information, and will not use or disclose any of such Proprietary Information, except as may be necessary to perform my duties as a director of the Company for the benefit of the Company, and except as such Proprietary Information has become public knowledge other than by my breach of my agreement herein, or except as required by law to be disclosed (in which case I will first give the Company written notice of such requirement reasonably in advance of such anticipated required disclosure). Upon termination of my service as a director of the Company I will promptly deliver to the Company all documents and materials of any nature containing any Proprietary Information.

3. Injunctive Relief. I understand that in the event of a breach or threatened breach of this Agreement by me the Company may suffer irreparable harm and will therefore be entitled to seek and be granted injunctive relief to enforce this Agreement.

4. Governing Law, Severability. This Agreement will be governed and interpreted in accordance with the laws of the State of Florida. If any provision of this Agreement is found by a court arbitrator or other tribunal to be illegal, invalid or unenforceable, then such provision will not be voided, but will be enforced to the maximum extent permissible under applicable law, and the remainder of this Agreement will remain in full force and effect.

ORAGENICS, INC.	DIRECTOR
By: /s/ Mento A. Soponis	/s/ Brian Anderson
Name: Mento A. Soponis	Brian Anderson
Title: President & Chief Executive Officer	Name (printed)
Date signed: September 6, 2002	Date signed: September 11, 2002

ORAGENICS, INC.	DIRECTOR
By: /s/ Mento A. Soponis	/s/ Brian McAlister
Name: Mento A. Soponis	Brian McAlister
Title: President & Chief Executive Officer	Name (printed)
Date signed: September 6, 2002	Date signed: September 6, 2002

ORAGENICS, INC.	DIRECTOR
By: /s/ Mento A. Soponis	/s/ Robert T. Zahradnik
Name: Mento A. Soponis	Dr. Robert Zahradnik
Title: President & Chief Executive Officer	Name (printed)
Date signed: September 6, 2002	Date signed: September 12, 2002

ORAGENICS, INC.	DIRECTOR
By: /s/ Mento A. Soponis	/s/ Howard Kuramistu
Name: Mento A. Soponis	Howard Kuramistu
Title: President & Chief Executive Officer	Name (printed)
Date signed: September 6, 2002	Date signed: September 16, 2002